CYBIN INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
MARCH 31, 2022

Responsibility for Consolidated Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for approval by the Board of Directors.

Where necessary, management has made judgements and estimates in preparing the consolidated financial statements and such statements have been prepared within acceptable limits of materiality. Management maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

A firm of independent Chartered Professional Accountants, Zeifmans LLP, appointed by the shareholders, audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provided an independent professional opinion on the consolidated financial statements.

/s/ Doug Drysdale
Chief Executive Officer
June 20, 2022

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Cybin Inc.

Opinion on the Consolidated Financial Statements

We have audited the consolidated financial statements of Cybin Inc. and its subsidiaries (together, the “Company”), which comprise the consolidated statements of financial position as at March 31, 2022 and 2021, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2022 and 2021 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis of Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards (“GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 to the consolidated financial statements which indicates that the Company’s operations do not generate cash flow and, as at March 31, 2022, the Company had a cumulative deficit of $100,661,000, cash of $53,641,000 and working capital of $50,447,000. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis (“MD&A”), but does not include the consolidated financial statements and our auditors’ report thereon. Our opinion on the consolidated financial statements does not cover the MD&A and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the MD&A, and, in doing so, consider whether the MD&A is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained the MD&A prior to the date of this auditors’ report. If based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditors’ report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with GAAS, we exercise professional judgment and maintain professional skepticism throughout the audits. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting for error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable related safeguards.

The engagement partner on the audits resulting in this independent auditors’ report is Laurence W. Zeifman, CPA, CA.

Toronto, Ontario	Chartered Professional Accountants
6/20/2022	Licensed Public Accountants

CYBIN INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars)

As at	Notes	March 31, 2022	March 31, 2021

ASSETS
Current
Cash		53,641	64,026
Accounts receivable		2,102	1,329
Prepaid expenses		1,271	1,129
Other current assets		1,341	—

Total Current Assets		58,355	66,484

Non-current
Investments	5	242	—
Equipment	6	491	557
Intangible assets	7	2,083	1,701
Goodwill	8	22,892	23,370

Total Non-Current Assets		25,708	25,628

TOTAL ASSETS		84,063	92,112

LIABILITIES
Current
Accounts payable and accrued liabilities		5,262	2,793
Current portion of contingent consideration payable	9	2,646	2,107

Total Current Liabilities		7,908	4,900

Non-current
Contingent consideration payable	9	—	1,094

Total Non-Current Liabilities		—	1,094

TOTAL LIABILITIES		7,908	5,994

SHAREHOLDERS' EQUITY
Share capital	10	141,451	100,676
Contributed surplus		525	124
Options reserve	10	23,783	7,158
Warrants reserve	10	11,423	11,166
Accumulated other comprehensive (loss) income		(366)	24
Deficit		(100,661)	(33,030)

TOTAL SHAREHOLDERS' EQUITY		76,155	86,118

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		84,063	92,112
Corporate information (note 1)
Contracts and commitments (note 13)
Subsequent events (note 17)
The accompanying notes are an integral part of these consolidated financial statements
These consolidation financial statements were approved for issue on June 20, 2022 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts)

		For the year ended March 31,
	Notes	2022	2021

REVENUE		—	864
COST OF GOODS SOLD		—	664
GROSS PROFIT		—	200

EXPENSES
Share-based compensation	10, 11	18,030	11,554
General and administrative costs	12	28,222	15,870
Research		17,586	3,300

TOTAL EXPENSES		63,838	30,724

OTHER INCOME (EXPENSES)
Interest income		241	60
Accretion on convertible debt		—	(10)
Impairment of investment		—	(63)
Impairment of promissory note		—	(230)
Impairment of inventory		—	(511)
Change in fair value of investments measured at fair value through profit or loss	5	(29)	—
Foreign currency translation loss		(309)	(460)
Contingent consideration accretion	9	(316)	(482)
Change in fair value of contingent consideration	9	(3,380)	—

TOTAL OTHER EXPENSES		(3,793)	(1,696)

NET LOSS FOR THE PERIOD		(67,631)	(32,220)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations		(390)	24
COMPREHENSIVE LOSS FOR THE PERIOD		(68,021)	(32,196)

Basic loss per share for the period attributable to common shareholders		(0.40)	(0.32)
Weighted average number of common shares outstanding - basic		167,287,240	100,010,864
The accompanying notes are an integral part of these consolidated financial statements

CYBIN INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (All amounts expressed in thousands of Canadian dollars, except share amounts)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Equity component of convertible debt	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
		#	$	$	$	$	$	$	$	$
Balance at March 31, 2020		56,503,570	2,187	7	64	—	—	(810)	—	1,448
Shares issued for cash net of share issuance costs – private placement		74,246,666	50,049	—	—	—	—	—	—	50,049
Shares issued for amalgamation		2,128,295	1,596	—	23	—	—	—	—	1,619
Shares issued for Adelia at acquisition		8,688,330	19,549	—	—	—	—	—	—	19,549
Shares issued on contingent liability Adelia milestones		934,103	1,539	—	—	—	—			1,539
Reversal of share subscriptions		(2,799,982)	(700)	—	—	—	—	—	—	(700)
Issuance of convertible debt		—	—	—	—	15	—	—	—	15
Shares issued on conversion of debt		1,200,000	310	—	—	(15)	—	—	—	295
Founders' round additional capital		—	164	—	—	—	—	—	—	164
Finders' warrants		—	(1,225)	1,225	—	—	—	—	—	—
Warrants exercised		815,047	615	(208)		—	—	—	—	407
Options exercised		492,386	299	—	(117)	—	—	—	—	182
Options forfeited		—	—	—	(124)	—	124	—	—	—
Share-based compensation		—	—	4,242	7,312	—	—	—	—	11,554
Bought deal share offering - net of share issuance costs		15,246,000	26,293	5,900	—	—	—	—	—	32,193
Unrealized gain on translation of foreign operations		—	—	—	—	—	—	—	24	24
Net loss and comprehensive loss for the period		—	—	—	—	—	—	(32,220)	—	(32,220)
Balance at March 31, 2021		157,454,415	100,676	11,166	7,158	—	124	(33,030)	24	86,118
Bought deal share offering - net of share issuance costs	10	10,147,600	31,507	—	—	—	—	—	—	31,507
Shares issued on Adelia milestones	9, 10	2,690,078	4,251	—	—	—	—	—	—	4,251
Warrants exercised	10	3,231,261	4,043	(1,115)	—	—	—	—	—	2,928
Options exercised	10	1,588,300	2,306	—	(964)	—	—	—	—	1,342
Options forfeited		—	—	—	(401)	—	401	—	—	—
Finders' warrants	10	—	(1,332)	1,332	—	—	—	—	—	—
Share-based compensation	10, 11	—		40	17,990	—	—	—	—	18,030
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	—	(390)	(390)
Net loss for the period		—	—	—	—	—	—	(67,631)	—	(67,631)
Balance at March 31, 2022		175,111,654	141,451	11,423	23,783	—	525	(100,661)	(366)	76,155

CYBIN INC. CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars)

		For the year ended March 31,
	Notes	2022	2021

OPERATING ACTIVITIES
Net loss for the period		(67,631)	(32,220)
Adjustments for items not affecting cash:
Interest income		(21)	—
Non-cash portion of listing fees		—	1,467
Depreciation	6	168	49
Share-based compensation		18,030	11,554
Option issuance		—	23
Accretion of convertible debt		—	10
Change in fair value of investments measured at fair value through profit or loss	5	29	—
Contingent consideration accretion	9	316	482
Change in fair value of contingent consideration	9	3,380	—
Impairment of promissory note		—	230
Impairment of inventory		—	511
Impairment of investment		—	63
Unrealized foreign currency translation loss		309	71
		(45,420)	(17,760)
Net changes in non-cash working capital items:
Accounts receivable		(773)	(1,485)
Prepaid expenses		(142)	(1,066)
Inventory		—	(511)
Other current assets		(1,341)	—
Accounts payable and accrued liabilities		2,469	1,795
Net cash flows used in operating activities		(45,207)	(19,027)

INVESTING ACTIVITIES
Pre-acquisition cash advances to Adelia		—	(958)
Purchase of investment	5	(250)	—
Purchase of intangible assets	7	(415)	(96)
Purchase of equipment	6	(105)	(135)
Net cash flows used in investing activities		(770)	(1,189)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net		31,507	76,236
Proceeds from issuance of warrants, net		—	5,900
Shares issued for cash - warrant exercise	10	2,928	407
Shares issued for cash - options exercise	10	1,342	182
Net cash flows from financing activities		35,777	82,725

Effects of exchange rate changes on cash		(185)	(28)

Change in cash		(10,385)	62,481
Cash, beginning of period		64,026	1,545
Cash, end of period		53,641	64,026
The accompanying notes are an integral part of these consolidated financial statements.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

1.    CORPORATE INFORMATION
Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Cybin’s six subsidiaries (together, with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) and Cybin IRL Limited. Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
The Company is a biotechnology company focused on progressing psychedelic therapeutics. The Company is structuring and supporting clinical studies in North America and other regions, through strategic academic and institutional partnerships and plans to launch psilocybin-based products in jurisdictions where the substance is not banned.
These consolidated financial statements as at, and for the year ended, March 31, 2022 were approved and authorized for issue by the board of directors on June 20, 2022.
COVID 19
In March 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.
The Company is not currently aware of any changes in laws, regulations or guidelines, including tax and accounting requirements, arising from COVID-19 which would be reasonably anticipated to materially affect the Company’s business.
Reverse takeover
On November 5, 2020, Cybin completed a reverse takeover transaction (the “Reverse Takeover”) pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020, among Cybin, Cybin Corp. and 2762898 Ontario Inc. (“SubCo”), a wholly-owned subsidiary of a listed company Clarmin Explorations Inc. (“Clarmin”). The Reverse Takeover was completed by way of a “three-cornered” amalgamation pursuant to the provisions of the Business Corporations Act (Ontario) whereby Cybin Corp. amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of Cybin. Effective November 5, 2020, Cybin completed a common share consolidation on the basis of 6.672 old common shares into one new common share of the Company (a “Common Share”). Any relevant shares and per share amounts in these consolidated financial statements have been restated to reflect the share consolidation retrospectively.
In accordance with IFRS 3, Business Combinations, the substance of the reverse takeover is a takeover of a nonoperating company. The transaction does not constitute a business combination as Clarmin did not meet the definition of a business under IFRS 3. As a result, the transaction was accounted for as a capital transaction

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

with Cybin being identified as the acquirer and the equity consideration being measured at fair value. The resulting consolidated statement financial statements are presented as a continuation of Cybin Corp.
Stock exchange listing
Cybin’s Common Shares are listed for trading on the Neo Exchange Inc., and NYSE American LLC under the symbol “CYBN” and are quoted on the Frankfurt Stock Exchange under the symbol “R7E1”.
Acquisition
On December 14, 2020, the Company completed its acquisition of Adelia by issuing class B common shares of Cybin US (“Class B Shares”) that are exchangeable into Common Shares (the “Adelia Transaction”) (see note 4). The Class B Shares were issued in place of Common Shares to permit the deferral of US tax by the former shareholders of Adelia (the “Former Adelia Shareholders”). These consolidated financial statements reflect the Class B Shares as if they have already been exchanged for Common Shares.
Going Concern
These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At present, the Company’s operations do not generate cash flow. The Company has incurred losses since inception and had an accumulated deficit of $100,661 as at March 31, 2022 (March 31, 2021 - $33,030). As at March 31, 2022, the Company had a cash balance of $53,641 (2021 - $64,026) and working capital of $50,447 (2021 - $61,584). In order to continue as a going concern and meet its corporate objectives, the Company is dependent on its ability to obtain additional financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.
These consolidated financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern and therefore were required to realize its assets and liquidate its liabilities and commitments in the normal course of business operations and at amounts different from those in the accompanying consolidated financial statements.

2.    SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
The policies applied to these consolidated financial statements are based on IFRS, which have been applied consistently to all periods presented. These consolidated financial statements were issued and effective as at June 20, 2022, the date the Board of Directors approved these consolidated financial statements.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The Company’s and its subsidiaries functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US	Canadian dollars	100%[1]
Adelia	U.S. dollars	100%
Cybin IRL Limited	U.S. dollars	100%
1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain Former Adelia Shareholders hold Class B Shares in Cybin US (see note 4).

Basis of consolidation

The Company consolidates entities which it controls. Control exists when the Company has the power, directly and indirectly to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of the wholly owned subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with controlled entities are eliminated to the extent of the Company’s interest in they entity.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on deposit and highly liquid short-term interest-bearing variable rate investments with an original maturity of three months or less, or which are readily convertible into a known amount of cash with no significant changes. As at March 31, 2022 and March 31, 2021 there were no cash equivalents.

Inventories

Inventories include raw materials and finished goods. Raw materials are stated at the lower of cost and replacement cost with cost determined on a first-in, first-out basis. The Company monitors the shelf life and expiry of finished goods to determine when inventory values are not recoverable and a write-down is necessary.

Equipment

Equipment consists of lab equipment and computer equipment and are recorded at cost less accumulated depreciation and accumulated impairment losses. Cost includes all expenditures incurred to bring the asset to the location and condition necessary for them to be operating in the manner intended by management.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Depreciation is recognized based on the cost of the item less its estimated residual value, over its estimated useful life on a straight-line basis at the following rates:

•Lab equipment – 5 years
•Computer equipment – 3 years

An asset’s residual life, useful life and depiction method are reviewed, and adjusted if appropriate on an annual basis.

An item of equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of loss and comprehensive loss when the asset is derecognized. The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively if appropriate.

Intangible Assets

Intangible assets include expenditures related to obtaining patents and software related items. The amortization of software related items begins when the software is in use and will be amortized on a straight-line basis over a period of 3 years. The amortization of patent costs commences when the associated products are available for commercial sale and is amortized on a straight-line basis over its respective legal lives or economic life, if shorter. Patents have an estimated useful life of 17 years. Amortization methods, useful lives, and residual values are reviewed at each reporting date and adjusted if appropriate. Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in operations as incurred. The amortization of software commences when the software is in use and amortized on a straight-line basis over its useful life.

Development activities involve a plan or design for the production of new, or substantially improved, products or processes related to the Company’s development of psychedelic-based therapeutics. Development expenditures are capitalized only if the relevant IFRS criteria are met. Capitalized development expenditures are amortized from the beginning of commercial production and sales and are amortized on a straight-line basis over the remaining useful life of the related patents. Development expenditures, in relation to the Company’s psychedelic-based therapeutics, have not satisfied the above criteria and are recognized in operations as incurred.

Goodwill

Goodwill represents the excess of the consideration transferred for the acquisition of an entity over the fair value of the net identifiable assets. Goodwill is initially measured at cost, and subsequently recorded at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGUs. The Company tests for impairment annually, or when indications of impairment exist. Impairment is determined for goodwill by assessing if the carrying value of CGUs, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in the statement of income.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Impairment of long-lived assets

Long-lived assets, including equipment and intangible assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separate cash inflows that are largely independent of the cash inflows from other assets. An impairment loss is charged to operations.

Financial instruments

Recognition and initial measurement

The Company initially recognizes financial instruments on the trade date, which is the date on which the Company becomes a party to the contractual provisions of the instrument. A financial asset or financial liability is measured initially at fair value plus/minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or use.

Classification

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (“FVOCI”), or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company currently does not measure any of its financial assets at amortized cost.

A debt instrument is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

•The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in FVOCI. This election is made on an investment-by-investment basis. The Company has not elected to present any assets as FVOCI.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Cash is measured at FVTPL.

In addition, on initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost as FVOCI or FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Business model assessment

The Company makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•The stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;
•How the performance of the portfolio is evaluated and reported to the Company’s management;
•The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•How managers of the business are compensated (e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected); and
•The frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectation about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of the Company’s stated objective for managing the financial asset is achieved and how cash flows are realized.

Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of the contractual cash flows such that it would not meet this condition. In making the assessment, the Company considers:

•contingent events that would change the amount and timing of cash flows;
•leverage features;
•prepayment and extension terms;
•terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse asset arrangements); and
•features that modify consideration of the time value of money – e.g. periodical rest of interest rates

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Reclassifications

The Company would reclassify a financial asset when the Company changes its business model for managing the financial asset. All reclassifications are recorded at fair value at the date of the reclassification, which becomes the new carrying value.

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

Financial liabilities

The Company classifies its financial liabilities at amortized cost or FVTPL. The Company currently measures accounts payable and accrued liabilities at amortized cost and contingent consideration payable at FVTPL.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transition in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new assets obtained less any new liability assumed) and (ii) cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

Modifications of financial assets and financial liabilities

Financial assets

If the terms of a financial asset are modified, the Company evaluates whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized and a new financial asset is recognized at fair value.

If the cash flows of the modified asset carried at amortized cost are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Company recalculates the gross carrying amount of the financial asset and recognizes the amount arising from adjusting the gross carrying amount as a modification gain or loss in profit or loss. If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Financial liabilities

The Company derecognizes a financial liability when its terms are modified and the cash lows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains and losses arising from a group of similar transactions.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the fair value of the consideration given or received). If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any observable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

If an asset or a liability at fair value has a bid price and an ask price, then the Company measures assets and long positions at bid price and liabilities and short positions at an ask price.

Portfolio of financial assets and financial liabilities that are exposed to market risk and credit risk that are managed by the Company on the basis of the net exposure to either market or credit risk are measured on the basis of a price that would be received to sell a net long position (or paid to transfer a net short position) for the particular risk exposure. Portfolio-level adjustment e.g. bid-ask adjustment or credit risk adjustments that

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

reflect the measurement on the basis of the net exposure are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each of the individual instruments in the portfolio.

The fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

Impairment

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized costs and debt financial assets carried at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•Significant financial difficulty of the borrower or issuer;
•A breach of contract such as a default of past due event;
•The restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;
•It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
•The disappearance of an active market for a security because of financial difficulties.

A loan that has been renegotiated due to a deterioration in the borrower’s condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has reduced significantly and there are no other indicators of impairment.

Recognition of allowance of expected credit losses (“ECL”) in the consolidated statement of financial position

The Company recognizes a loss allowance for ECL on trade receivables that are measured at amortized cost. The Company’s applied the simplified approach for trade receivables and recognizes the lifetime ECL for these assets. The ECL on trade receivables is estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to the customers, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial assets measured at amortized cost of FVOCI, the Company recognizes lifetime ECL only when there has been a significant increase in credit risk since initial recognition. If the credit risk on such financial instruments has not increased significantly since initial recognition, the Company measures the loss allowance on those financial instruments at an amount equal to 12-months ECL.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial asset. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial asset that are possible within 12 months after the reporting date. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial asset at the reporting date with the risk of default occurring at the initial recognition. The Company considers both quantitative and qualitative factors that are

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Irrespective of the above assessment, the Company presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise. Despite the foregoing, the Company presumes that the credit risk on a financial asset has not increased significantly since initial recognition if the financial asset is determined to have low credit risk at the reporting date.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes pas due.

Definition of default:

For internal credit risk management purposes, the Company considers a financial asset not recoverable if the customer balance owing is 180 days past due and information obtained from the customer and other external factors indicate that the customer is unlikely to pay its creditors in full.

Write-off

Financial assets are written off (either partially or in full) when there is no realistic prospect of recovery. This is generally the case when the Company determines that the counterparty does not have assets or sources of income that could general sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Taxation

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Deferred income tax is recorded using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: the initial recognized of assets or liabilities that affect neither accounting or taxable loss; or difference relating to investment in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its correct tax assets and liabilities on a net basis.

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Common Shares and the Company’s Common Share purchase warrants, and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new Common Shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Share-based compensation

Under the Company’s stock option plan, all stock options granted have graded vesting periods and are exercisable up to a maximum of 10 years form the date of grant. Each tranche of an award with graded vesting periods is considered a separate grant at each grant date for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted, the estimated volatility, estimated risk free rate and estimated forfeitures.

If a grant of the share-based payments is cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), the Company accounts for the cancellation or settlement as an acceleration of vesting, and recognized immediately the amount that otherwise would have been recognized for services over the remainder of the vesting period.

The amount recognized for goods or services received during the vesting period are based on the best available estimate of the number of equity instruments anticipated to vest. The Company revises that estimate, if necessary, if subsequent information indicates that the number of share options anticipated to vest differs from previous estimates. On vesting date, the Company revises the estimate to equal the number of equity instrument that ultimately vested. After vesting date, the Company makes no subsequent adjustment to total equity for goods or services received if the share options are later forfeited or they expire at the end of the share option’s life.

If a grant of the share based payment is modified during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied) and the fair value of the new instruments is higher than the fair value of the original instrument, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from modification date until the date when the modified equity instruments vests, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period of the original instrument.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Warrants

The Company follows the relative fair value method with respect to the measurement of Common Shares and warrants issued as units. The proceeds from the issuance of units are allocated between share capital and warrants. The warrant component is recorded in equity reserve. Unit proceeds are allocated to Common Shares and warrants using the Black-Scholes option pricing model and the share price at the time of financing. If and when the warrants are exercised, consideration paid by the warrant holder, together with the amount previously recognized in warrant reserve, is recorded as an increase to share capital. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of warrants that vest. When stock options or warrants are cancelled, they are treated as if they have vested on the date of collation and any cost not yet recognized in profit or loss is immediately expensed. Upon expiration of warrants, the amount applicable to expired warrants is moved to contributed surplus.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of Common Share equivalents, such as outstanding stock options and warrants, in the weighted average number of Common Shares outstanding during the period, if they are dilutive.

Currency translation

All figures presented in the consolidated financial statements are reflected in Canadian dollars unless otherwise noted.

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable as that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

The assets and liabilities of foreign operations are translated into Canadian dollars at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income (loss) and accumulated in shareholders’ equity.

Foreign currency translation gains or losses arising from a monetary item receivable or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss) in the translation reserve.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

economic benefits required to settle, a provision is expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at March 31, 2022, and have not been applied in preparing these consolidated financial statements. Management has determined that none of these will have a significant effect on consolidated financial statements of the Company.
3.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting year. Actual outcomes could differ from these estimates. These Consolidated Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements include warrants and fair value of share-based payments (note 10) and the fair value of financial instruments (note 15).

Ability to continue as a going concern

In order to assess whether it is appropriate for the Company to continue as a going concern, management is required to apply judgment and make estimates with respect to future cash flow projections.

In arriving at this judgment, there were a number of assumptions and estimates involved in calculating these future cash flow projections. This includes making estimates regarding the timing and amounts of future expenditures and the ability and timing of raising additional financing.

Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Acquisition costs are expensed to profit or loss.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. However, the measurement period does not exceed one year from the acquisition date.

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values.

Share based payments

The fair value of share-based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk-free rate of return, and the estimated rate of forfeiture of options or warrants granted.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecast for the next ten years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The determination of the Company’s CGUs is based on management’s judgement. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Company. Future events could cause the assumptions used in the impairment review to change with a consequential adverse effect on the results of the Company.

Income Taxes

The Company computed an income tax provision in accordance with the applicable income tax laws. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements. Additionally, estimation of income taxes includes evaluation the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. The

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at the end of each reporting period. To the extent that estimates and forecasts differ from actual results, adjustments are recorded in subsequent periods.

4. ACQUISITIONS

On August 21, 2020, Cybin Corp. entered into a non-binding letter of intent (“LOI”) to acquire 51% of the fully diluted common shares of Adelia. The LOI included providing Adelia with the working capital needed for ongoing operations until completion of the Adelia Transaction. In this respect, on September 3, 2020 US$500 was advanced bearing interest at 10% per annum, compounded daily, commencing on January 1, 2021 and, on November 16, 2020, Cybin Corp. advanced an additional US$215 to Adelia. The total advances were approximately $912.

On December 4, 2020, Cybin entered into a contribution agreement (the “Contribution Agreement”) with Cybin Corp., Cybin US, a newly formed fully-controlled subsidiary of Cybin created for the purposes of the Adelia Transaction, and all of the shareholders of Adelia (the “Adelia Shareholders”) whereby Cybin US agreed to purchase from the Adelia Shareholders all of the issued and outstanding common shares of Adelia (the “Adelia Shares”) in exchange for Class B Shares. The Adelia Transaction closed on December 14, 2020 (the “Closing”).

Pursuant to the Contribution Agreement, the Adelia Shareholders contributed all of the Adelia Shares to Cybin US as a capital contribution in exchange for Cybin US issuing to them, in the aggregate, 868,833 Class B Shares in accordance with their respective pro rata percentages at a price per Class B Share equal to $12.40. The aggregate fair value of the Class B Shares to be issued to the Adelia Shareholders on the Closing was $19,549.

The Class B Shares issued by Cybin US to the Adelia Shareholders are exchangeable for Common Shares on a 10 Common Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. The purpose of issuing exchangeable Class B Shares to the Adelia Shareholders is to allow the Adelia Shareholders to defer a taxable event, which occurs on the exchange of shares of a United States company for the shares of a Canadian company. Notwithstanding the foregoing, no Class B Shares are exchangeable prior to the first anniversary of the Closing and not more than: (i) 33 1/3% of the Class B Shares are to be exchangeable prior to the second anniversary of Closing; (ii) 66 2/3% of the Class B Shares are to be exchangeable prior to the third anniversary of Closing; and (iii) thereafter, 100% of the Class B Shares are to be exchangeable ((i), (ii) and (iii), (collectively, the “Hold Periods”). The Class B Shares issued to the Adelia Shareholders upon the Closing are exchangeable for a total of 8,688,330 Common Shares, resulting in an effective issue price of $1.24 per Common Share.

On the occurrence of certain milestones as set out in the Contribution Agreement (each a “Milestone”), Cybin US is to issue to the Adelia Shareholders in accordance with their pro rata percentage, on or before the 2nd business day following the relevant date at which the Company issues a press release announcing the achievement of the Milestone (the “Milestone Determination Date”), such number of Class B Shares as shall be determined by dividing the applicable milestone consideration, as set out in the Contribution Agreement (or where some, but not all, of such sub-Milestone’s in the relevant fiscal quarter are achieved, such lesser potion of such milestone consideration) as is determined in accordance with applicable Milestone, by the greater of: (i) $7.50; and (ii) ten times the greater of (x) the 10 day volume weighted average price of the Common Shares; and (y) the closing market price of the Common Shares, in each case, on the close of business on the last business day preceding the Milestone Determination Date. If a particular Milestone has not been achieved by the close of the quarter immediately following the quarter in which such Milestone is scheduled for completion pursuant to the Contribution Agreement, Cybin US’s obligation to issue Class B Shares on the occurrence of the applicable Milestone shall expire. The total value of the Class B Shares issuable pursuant to the Milestones is approximately $9,388, assuming all Milestones are met prior to the applicable deadlines. As

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

of March 31, 2022, 362,418.1 Class B Shares had been issued on the achievement of Milestones. Pursuant to the Contribution Agreement, Cybin, Cybin US, and the Adelia Shareholders also entered into a support agreement dated December 14, 2020 (the “Support Agreement”), which for the purpose of Canadian securities law, is deemed a “security” as it is a document evidencing an interest in or to a security (i.e. the Common Shares), and, as such, constitutes a security of Cybin. Upon the signing of the Support Agreement, given that each of the Adelia Shareholders are an “accredited investor”, the prescribed restricted period (of (4) months and one (1) day after the date of issuance) as required under Canadian securities law on the Common Shares (which are exchangeable for Class B Shares at a future date) will commence. Therefore, upon the exchange of the Class B Shares for the Common Shares, subject to the Hold Periods, such Common Shares will no longer be within a restrictive period as prescribed under applicable securities law and free trading securities.

Pursuant to the Contribution Agreement certain Adelia Shareholders entered into advisory and/or executive employment arrangements with Cybin upon the Closing and, in such capacity, received, in the aggregate, a grant of options to purchase up to 2,244,100 to acquire Common Shares, pursuant to Cybin’s equity incentive plan, exercisable for a period of five (5) years and subject to vesting, at an exercise price of $1.74 per Common Share. An additional 555,900 options to acquire Common Shares were issued to eligible participants at the direction of the Adelia Shareholders following the Closing.

In accordance with the measurement period permitted under IFRS 3 - Business Combinations, the fair value of the assets acquired, and liabilities assumed have been determined. Value is attributable to the patents, intellectual property, workforce, and other intangible assets that the Company acquired.

Acquisition Summary		$000’s
Pre-acquisition cash advances to Adelia		912
Share consideration		19,549
Contingent consideration		4,257
Fair value of purchase consideration		24,718
Less:	Cash at closing	(65)
Plus:	Total debt assumed	111
Enterprise value		24,764

Allocation of purchase price:
Current assets	43
Net Equipment	480
Patents	1,606
Liabilities assumed	(735)
Goodwill	23,370
Total allocation of purchase price	24,764

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The following revenue and net income (loss) attributable subsequent to the Adelia Transaction are included in the Company’s consolidated financial statements for the year ended March 31, 2021:

$000’s
Revenue	—
Net loss	(1,876)

Had the acquisition occurred on April 1, 2020, the Company estimates that it would have reported the following consolidated revenue and net loss for the year ended March 31, 2021:

$000’s
Revenue	—
Net loss	(3,191)

5.    INVESTMENTS

On June 8, 2021, the Company entered into a subscription agreement with RxLive Limited (“RxLive”) whereby the Company purchased $250 of 10.0% unsecured convertible redeemable debentures (the “Rx Debentures”). RxLive is a UK-based online platform that connects pharmacists and patients through a secure app that allows for pharmacist consultations, initial or renewal prescription fulfilment and delivery of prescription medication. The Rx Debentures mature and become due on June 8, 2022. The Rx Debentures were to be exchangeable or convertible into units at a price of equal to 80% of the offering price of any equity financing completed by 1301376 B.C. Ltd. (“Finco”) concurrent with a go public transaction. Each unit was to consist of one common share of Finco (a “Finco Share”) and one Finco Share purchase warrant, with each warrant being exercisable to acquire one Finco Share at a price equal to 125% of the conversion price (the “Rx Conversion Feature”). As a result of the transaction, the Company recorded a hybrid financial instrument representing the Rx Debentures and the Rx Conversion Feature (the “Rx Hybrid Instrument”). The initial fair value of the Rx Hybrid Instrument was $250 determined by the sum of the fair values of the Rx Debenture and Rx Conversion Feature derived respectively using the discounted cash flow approach and the Black-Scholes model. The go public transaction did not occur, and as a result the debentures did not convert into units. As at March 31, 2022, the amount of $242 was determined to represent the fair value of the Rx Debentures. Subsequent to March 31, 2022, the Company began negotiating the terms of the Rx Debentures.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

6.    EQUIPMENT
Equipment consists as follows:

Cost	Lab Equipment	Computer Equipment	Total
	$000’s	$000’s	$000’s
Balance as at March 31, 2020	—	—	—
Additions	478	141	619
Effect of foreign exchange	(8)	—	(8)
Balance as at March 31, 2021	470	141	611
Additions	8	97	105
Effect of foreign exchange	(3)	—	(3)
Balance as at March 31, 2022	475	238	713

Accumulated Depreciation
Balance as at March 31, 2020	—	—	—
Depreciation charge	34	15	49
Effect of foreign exchange	5	—	5
Balance as at March 31, 2021	39	15	54
Depreciation charge	100	68	168
Effect of foreign exchange	(1)	1	—
Balance as at March 31, 2022	138	84	222

Net book value as at March 31, 2021	431	126	557
Net book value as at March 31, 2022	337	154	491
7.    INTANGIBLE ASSETS

Cost	Patents	Software	Total
	$000’s	$000’s	$000’s
Balance as at March 31, 2021	—	—	—
Adelia Acquisition	1,606	—	1,606
Additions	97	—	97
Effect of foreign exchange	(2)	—	(2)
Balance as at March 31, 2021	1,701	—	1,701
Additions	341	74	415
Effect of foreign exchange	(33)	—	(33)
Balance as at March 31, 2022	2,009	74	2,083

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

8.    GOODWILL
Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$000’s
Balance as at March 31, 2020	—
Additions (refer to note 4)	23,370
Balance as at March 31, 2021	23,370
Effect of foreign exchange	(478)
Balance as at March 31, 2022	22,892
Impairment
For purposes of the Company’s goodwill impairment testing, the Company has grouped certain CGUs to test at the lowest level at which management monitors goodwill for internal management purposes, which is the Company wide level.
The Company performed its annual impairment test of goodwill at March 31, 2022. The recoverable amount was determined based on value-in-use (“VIU”) and considered the cash flows of the group of CGUs based on the current budget and future commercialization plans. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects market assessments of the time value of money and the risks specific to the CGUs. The VIU calculations were performed using a pre-tax discount rate of 15.6%. The Company determined the terminal value as an estimate of the present value of the future cash flows in the terminal period, applying a terminal growth rate of 2%. Based on the Company’s assessment, the recoverable amount is higher than the carrying value and therefore no impairment loss was recorded during the year ended March 31, 2022.
9.    CONTINGENT CONSIDERATION PAYABLE
Former Adelia Shareholders
The Company has commitments to the Former Adelia Shareholders based on milestone achievements. Milestone payments of approximately $3,014 are remaining and expected to be paid in the year ending March 31, 2023, assuming all Milestones are met prior to the applicable deadlines. These Milestones are to be paid in Class B Shares at a price per Class B Share equal to ten times the current trading price of the Common Shares on the relevant pricing date (note 11).
The following table presents the change in the carrying value of the contingent consideration for the year.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

$000’s
Balance as at March 31, 2020	—
Contingent consideration on acquisition	4,258
Milestone achieved	(1,539)
Accretion expense	482
Balance as at March 31, 2021	3,201
Milestone achieved	(4,251)
Change in fair value	3,380
Accretion expense	316
Balance as at March 31, 2022	2,646
As a result of changes in fair value of the contingent consideration, for the year ended March 31, 2022, the Company recorded an expense of $3,380 in the statement of loss and comprehensive loss as “change in fair value of contingent consideration”. In addition, for the year ended March 31, 2022, the Company recorded an accretion expense of $316 in the statement of loss and comprehensive loss as “contingent consideration accretion”.
10.    SHARE CAPITAL
a)Authorized share capital
Unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Preferred Shares
As at March 31, 2022 the Company has nil preferred shares outstanding (March 31, 2021 - nil).
Common Shares
As at March 31, 2022, the Company has 12,545,767 Common Shares held in escrow (March 31, 2021 - 37,637,300).
During the year ended March 31, 2021, the Company completed the following share issuances:

Between April 1, 2020 and June 11, 2020, the Company issued 3,706,600 Common Shares as part of a rolling private placement at a price of $0.25 per share for total gross proceeds of $927.

In connection with the private placement, the Company issued finders an aggregate of 18,000 share purchase warrants. Each finder’s warrant entitled the holder to acquire one Common Share for $0.25 until June 15, 2022 and vested immediately. The Company estimated the aggregate fair value of the vested warrants using the Black-Scholes option pricing model to be $3 with the following assumptions:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Risk-free interest rate	0.38%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	2
Expected dividend yield	0.00%
Share price	$ 0.25
Exercise price	$ 0.25

On June 15, 2020, Cybin Corp. issued 2,000,000 share purchase warrants. Each warrant entitles the holder to acquire one Common Share for $0.25 until June 15, 2022 and require certain milestone achievements in order to vest. The Company estimated a forfeiture rate of 100% as the recipient is not expected to meet these milestones. The Company estimated the aggregate fair value of the vested warrants using the Black-Scholes option pricing model to be $nil with the same assumptions (except for the forfeiture rate) as above.

On June 15, 2020, certain founders of the Company contributed an additional $164 of capital in respect of their original subscription for 6,569,772 Common Shares. The consideration paid was increased from the original issuance price of $0.0001 to $0.025 per Common Share; no additional shares were issued.

On June 16 and 17, 2020, the Company issued 10,540,066 Common Shares under a private placement at a price of $0.64 per share for total gross proceeds of $6,746.

In connection with the private placement the Company paid aggregate finders’ fees of $189 in cash and issued finders an aggregate of 295,309 share purchase warrants, of which 96,034 were issued on June 16, 2020 and the remaining 199,275 were issued on June 26, 2020. Each finder’s warrant entitles the holder to acquire one Common Share for $0.64 for a period of 24 months from the date of issuance. The Company estimated the aggregate fair value of the finders’ warrants using the Black-Scholes option pricing model to be $87 with the following assumptions:

Risk-free interest rate	0.38%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	2.00
Expected dividend yield	0.00%
Share price	$ 0.64
Exercise price	$ 0.64

On May 1, 2020, the Company issued convertible debt for gross proceeds of $300. The terms of the convertible debt were: maturity on August 10, 2020; non-interest bearing and convertible to Common Shares at a price of $0.25 per Common Share. The convertible debt automatically converted to 1,200,000 Common Shares on execution of the amalgamation agreement for the Reverse Takeover (see note 1).

On October 19, 2020, the Company issued 60,000,000 subscription receipts (the “Subscription Receipts”) at a price of $0.75 per Subscription Receipt for aggregate gross proceeds of $45,000. On closing of the Reverse Takeover, each Subscription Receipt was converted into one Common Share. In connection with the offering, a cash fee equal to 6% of the aggregate gross proceeds of the offering from non-U.S. resident investors was paid to the agents, except for certain orders on a president’s list (the “President’s List”) pursuant to which a cash fee of 1.5% was payable (the “Agents’ Cash Fee”). The Agents also received broker warrants (“Broker Warrants”) equal to 6.0% of the number of Subscription Receipts issued pursuant to the offering from non-

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

U.S. resident investors, except for orders on the President’s List pursuant to which no Broker Warrants were issued. Each Broker Warrant is exercisable into one Common Share (subject to customary adjustments) for a period of 24 months following the closing of the Reverse Takeover at an exercise price of $0.75, subject to adjustment in certain customary circumstances. In exchange for certain advisory services provided by the agents, the agents also received an advisory fee of $479 and 16,000 warrants on the same terms as the Broker Warrants. The Company also paid an additional cash fee of $1,180 and 2,590,000 warrants on the same terms as the Broker Warrants to certain finders and other advisors of the Company.

On November 5, 2020, the Company completed the Reverse Takeover transaction resulting in the previous shareholders of Clarmin holding 2,128,295 Common Shares.

On February 4, 2021, the Company completed a bought deal short form prospectus offering of 15,246,000 units of the Company (the “Units”) at a price of $2.25 per Unit for aggregate gross proceeds of $34,303 (the “Offering”). Each Unit consists of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “2021 Warrant”). Each 2021 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $3.25 per Common Share expiring on February 4, 2024. In the event that the volume weighted average trading price of the Common Shares for ten consecutive trading days exceeds $5.00, the Company is to have the right to accelerate the expiry date of the 2021 Warrants upon not less than thirty trading days’ notice. In consideration for the services of the underwriters, the Company paid a cash commission equal to $1,955 and issued 868,740 Unit purchase warrants of the Company (the “Underwriters’ Warrants”). Each Underwriters’ Warrant is exercisable to acquire one Unit at $2.25, and expires on February 4, 2024.
During the year ended March 31, 2022, the Company completed the following share issuances:
On August 3, 2021, Cybin completed a public offering of 10,147,600 Common Shares at a price of $3.40 per Common Share for gross proceeds of $34,502 (the “August 2021 Offering”).
In connection with the August 2021 Offering, Cybin paid the underwriters a cash commission of $2,240 and issued 658,860 compensation Common Share purchase warrants of Cybin, with each compensation Common Share purchase warrant being exercisable to acquire one Common Share at a price of $3.40 for a period of 24 months. In addition, the Company incurred additional share issuance costs related to professional fees of $754.
Cybin US Class B Shares

Number of Class B Shares
As at March 31, 2020	—
Issued for acquisition	868,833.0
Issued on achievement of milestones	93,410.3
Balance as at March 31, 2021	962,243.3
Issued on achievement of milestones	269,007.8
Converted into Common Shares	(184,116.0)
Balance as at March 31, 2022	1,047,135.1

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

As at March 31, 2022, 1,047,135.1 Class B Shares were outstanding (March 31, 2021 - 962,243.3), which are exchangeable for a total of 10,471,351 Common Shares (March 31, 2021 - 9,622,433) (note 11). No Class B Shares were exchangeable prior to December 14, 2021, and not more than: (i) 33 1/3% of the Class B Shares are to be exchangeable prior to December 14, 2022; (ii) 66 2/3% of the Class B Shares are to be exchangeable prior to December 14, 2023; and (iii) thereafter, 100% of the Class B Shares are to be exchangeable. These consolidated financial statements reflect all of the issued Class B Shares on an as-converted basis.
During the year ended March 31, 2021, the Company completed the following Class B Shares issuances:

On December 4, 2020, Cybin US issued 868,833 Class B Shares, which are exchangeable into 8,688,330 Common Shares of the Company, pursuant to the Adelia Transaction (see note 4).

Accordingly, $3,146 of share issuance costs were recorded against the proceeds of the share issuance.

On January 12, 2021, pursuant to the terms of the Contribution Agreement, an aggregate of 51,163 Class B Shares were issued to the Former Adelia Shareholders in satisfaction of the achievement of the first Milestone, amounting to $1,018. The Class B Shares are exchangeable for a total of 511,630 Common Shares, resulting in an effective issue price of $1.99 per Common Share.

On March 11, 2021, pursuant to the terms of the Contribution Agreement, an aggregate of 42,247.3 Class B Shares were issued to the Former Adelia Shareholders in satisfaction of partial achievement of the second Milestone, amounting to $686. The Class B Shares are exchangeable for a total of 422,473 Common Shares, representing an effective issue price of $1.62 per Common Share.
During the year ended March 31, 2022, the Company completed the following Class B Shares issuances and conversions:

On June 28, 2021, pursuant to the terms of the Contribution Agreement, 15,777.1 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of the remaining requirements of the second Milestone, amounting to $458. The Class B Shares are exchangeable for a total of 157,771 Common Shares, representing an effective issue price of $2.90 per Common Share.

On August 17, 2021, pursuant to the terms of the Contribution Agreement, an additional 18,788.5 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of certain requirements of the third and fourth Milestones, amounting to $633. The Class B Shares are exchangeable for a total of 187,886 Common Shares, representing an effective issue price of $3.37 per Common Share.

On August 31, 2021, pursuant to the terms of the Contribution Agreement, the remaining requirements of the third Milestone were achieved. Accordingly, 9,392.6 Class B Shares were issued to the Former Adelia Shareholders, amounting to $317. The Class B Shares are exchangeable for a total of 93,926 Common Shares, representing an effective issue price of $3.38 per Common Share.

On November 18, 2021, pursuant to the terms of the Contribution Agreement, an additional 28,903 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of certain requirements of the fourth and fifth Milestones, amounting to $706. These Class B Shares are exchangeable for a total of 289,030 Common Shares, representing an effective issue price of $2.44 per Common Share.

On November 29, 2021, pursuant to the terms of the Contribution Agreement, an additional 31,721.5 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of certain requirements of the fourth and fifth Milestones, amounting to $629. These Class B Shares are exchangeable for a total of 317,215 Common Shares, representing an effective issue price of $1.98 per Common Share.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

On January 6, 2022, pursuant to the terms of the Contribution Agreement, an additional 15,611.4 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of the Milestone identified as Year 2 Q1 (v), as contemplated by the terms of the Contribution Agreement, amounting to $236. These Class B Shares are exchangeable for a total of 156,114 Common Shares, representing an effective issue price of $1.51 per Common Share.

On February 14, 2022, pursuant to the terms of the Contribution Agreement, an additional 41,028.2 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of the Milestones identified as Y1, Q4 (iv), Y1, Q4 (v) and Y2, Q1 (vi), as contemplated by the terms of the Contribution Agreement, amounting to $551 at a price per Class B Share of $13.43. These Class B Shares are exchangeable for a total of 410,282 Common Shares, representing an effective issue price of $1.34 per Common Share.

On February 18, 2022, pursuant to the terms of the Contribution Agreement, an additional 17,239.5 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of certain Milestones identified as Y2, Q2 (iii), as contemplated by the terms of the Contribution Agreement, having an aggregate value of $233 at a price per Class B Share of $13.54. These Class B Shares are exchangeable for a total of 172,395 Common Shares, representing an effective issue price of $1.35 per Common Share.

On March 25, 2022, pursuant to the terms of the Contribution Agreement, an additional 90,546.0 Class B Shares were issued to Former Adelia Shareholders due to the achievement of certain Milestones identified as Year 1 Q4 (vi); Year 2 Q2 (ii); Year 2 Q2 (v) and Year 2, Q3 (iii), as contemplated by the terms of the Contribution Agreement, having an aggregate value of $905 at a price per Class B Share of $9.99. These Class B Shares are exchangeable for a total of 905,460 Common Shares, representing an effective issue price of $1.00 per Common Share.
During the year ended March 31, 2022, certain Former Adelia Shareholders converted 184,116 Class B shares into Common Shares.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

c)Warrants

The continuity of the outstanding warrants for the two years ended March 31, 2022 is as follows:

	Number of Warrants	Weighted average exercise price
		$
Common Share Purchase Warrants
As at March 31, 2020	60,000	0.25
Issued	29,451,284	1.13
Exercised	(815,047)	0.50
As at March 31, 2021	28,696,237	1.15
Issued	658,860	3.40
Exercised	(3,231,261)	0.91
Forfeited	(575,000)	0.54
Outstanding as at March 31, 2022	25,548,836	1.22
Exercisable as at March 31, 2022	24,755,086	1.25

Unit Purchase Warrants(1)
As at March 31, 2020	—	—
Issued	868,740	2.25
As at March 31, 2021	868,740	2.25
Issued	—	—
Exercised	—	—
Forfeited	—	—
Outstanding as at March 31, 2022	868,740	2.25
Exercisable as at March 31, 2022	868,740	2.25
(1) Each unit consisted of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share.

During the year ended March 31, 2022, 3,231,261 Common Share purchase warrants (March 31, 2021 - 815,047) were exercised by various holders for aggregate proceeds to the Company of $2,928 (March 31, 2021 - $407).
During the year ended March 31, 2021, the Company completed the following warrant issuances:

On June 15, 2020, the Company issued 14,725,000 warrants to directors, officers and advisors for services provided and to be provided. Each warrant entitles the holder to acquire one Common Share for $0.25 for a period of 60 months from the date of issuance. The vesting period for these warrants are as following:

i.12,875,000 warrants vested on the date of issuance.
ii.700,000 warrants vested quarterly over 24 months from the date of issuance.
iii.300,000 warrants vested monthly over 18 months from the date of issuance.
iv.150,000 warrants vested upon Cybin Corp. completing a public offering.
v.700,000 warrants vested upon Cybin Corp. reaching certain performance milestones.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The Company estimated the aggregate fair value of these warrants using the Black-Scholes option pricing model to be $2,668 with the following assumptions:

Risk-free interest rate	1.82%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$ 0.25
Exercise price	$ 0.25

On August 20, 2020, the Company issued 2,000,125 warrants to directors and advisors of the Company. Each warrant entitles the holder to acquire one Common Share for $0.64 for a period of 60 months from the date of issuance. The vesting period for these warrants are as following:

•600,125 warrants vested on the date of issuance.
•1,400,000 warrants vest quarterly over 24 months from the date of issuance.

On September 14, 2020, the Company issued 56,250 warrants to advisors of Cybin Corp. Each warrant entitles the holder to acquire one Common Share for $0.64 for a period of 60 months from the date of issuance, vesting immediately.

The Company estimated the aggregate fair value of the warrants issued on August 20, 2020 and September 14, 2020 using the Black-Scholes option pricing model to be $948 with the following assumptions:

Risk-free interest rate	1.21%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$ 0.64
Exercise price	$ 0.64

On October 19, 2020, the Company issued 127,600 Broker Warrants to brokers and 16,000 warrants to advisors. On November 3, 2020, the Company issued 2,590,000 warrants to other finders on the same terms as the Broker Warrants. Each warrant entitles the holder to acquire one Common Share for $0.75 for a period of 24 months from the date of issuance, vesting immediately.

The Company estimated the aggregate fair value of the warrants issued on October 19, 2020 using the Black-Scholes option pricing model to be $49 with the following assumptions:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Risk-free interest rate	0.36%
Expected annual volatility, based on comparable companies	85%
Expected life (in years)	2
Expected dividend yield	0.00%
Share price	$ 0.75
Exercise price	$ 0.75

The Company estimated the aggregate fair value of the warrants issued on November 3, 2020 using the Black-Scholes option pricing model to be $1,388 with the following assumptions:

Risk-free interest rate	0.38%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$ 0.75
Exercise price	$ 0.75

On November 4, 2020, the Company amended the warrant agreement of one of its directors. Previously the vesting terms were: 300,000 warrants to vest over 18 months; 150,000 to vest on the completion of a merger, public offering, or sale of all or substantially all assets or shares of the Company or other change of control transaction; and 400,000 were based on milestone achievements of the Company The vesting requirements were revised to: 83,330 warrants vest in equal monthly tranches of 16,666 warrants on the first day of each month for 5 months following the date of issuance; and 766,670 warrants vest on completion of an amalgamation, merger, public offering, or sale of all or substantially all assets or shares of the Company or other change of control transaction. The warrants have an exercise price of $0.25 per share expiring on June 15, 2025.

On November 27, 2020, the vesting criteria for 2,000,000 share purchase warrants issued on June 15, 2020 and exchanged for warrants of the Company in connection with the Reverse Takeover were in renegotiations. The warrants now vest quarterly over a 24-month period commencing November 27, 2020.

On February 4, 2021, the Company issued 7,623,000 2021 Warrants in connection with the February 2021 Offering (see “Issued share capital”). Each 2021 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $3.25 per Common Share expiring on February 4, 2024. In the event that the volume weighted average trading price of the Common Shares for ten consecutive trading days exceeds $5.00, the Company shall have the right to accelerate the expiry date of the 2021 Warrants upon not less than thirty trading days’ notice. In consideration for the services of the underwriters, the Company issued 868,740 Underwriters’ Warrants. Each Underwriters’ Warrant is exercisable to acquire one Unit at the Issue Price, and expires on February 4, 2024.

The Company estimated the aggregate fair value of the 2021 Warrants issued on February 4, 2021 using the Black-Scholes option pricing model to be $5,899 with the following assumptions:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Risk-free interest rate	0.32%
Expected annual volatility, based on comparable companies	85%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$ 2.12
Exercise price	$ 3.25

The Company estimated the aggregate fair value of the Underwriters’ Warrants issued on February 4, 2021 using the Black-Scholes option pricing model to be $970 with the following assumptions:

Risk-free interest rate	0.32%
Expected annual volatility, based on comparable companies	85%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$ 2.12
Exercise price	$ 2.25

During the year ended March 31, 2022, the Company completed the following warrant issuances and modifications:
In connection with the August 2021 Offering, the Company issued 658,860 compensation Common Share purchase warrants, with each compensation Common Share purchase warrant being exercisable to acquire one Common Share at a price of $3.40 for a period of 24 months. The Company estimated the aggregate fair value of the compensation Common Share purchase warrants issued on August 3, 2021 using the Black-Scholes option pricing model to be $1,299 with the following assumptions:

Risk-free interest rate	0.42%
Expected annual volatility, based on comparable companies	85%
Expected life (in years)	2
Expected dividend yield	0.00%
Share price	$3.83
Exercise price	$3.40
On November 10, 2021, the Company approved the amendment of the terms of 1,150,000 Common Share purchase warrants such that the expiry date was extended from June 15, 2025 to November 15, 2025. The incremental fair value using the Black-Scholes option pricing model results in additional share-based payment compensation of $12 for the year ended March 31, 2022.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The following summarizes information about warrants outstanding at March 31, 2022:

Date of Expiry	Warrants issued	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining of outstanding contractual life
					$$000’s	Years
Common Share Purchase Warrants
June 15, 2022	2,018,000	1,000,000	500,000	0.25	108	0.21
June 26, 2022	199,275	99,638	99,638	0.64	29	0.24
October 19, 2022	143,600	113,713	113,713	0.75	42	0.55
November 3, 2022	2,590,000	1,105,000	1,105,000	0.75	376	0.59
August 3, 2023	658,860	658,860	658,860	3.40	1,229	1.34
February 1, 2024	7,623,000	7,146,500	7,146,500	3.25	5,454	1.84
June 15, 2025	13,575,000	12,800,000	12,600,000	0.25	2,318	3.21
August 20, 2025	2,000,125	1,475,125	1,381,375	0.64	677	3.39
November 15, 2025	1,150,000	1,150,000	1,150,000	0.25	220	3.63
	29,957,860	25,548,836	24,755,086	1.22	10,453	2.59

Unit Purchase Warrants
February 4, 2024	868,740	868,740	868,740	2.25	970	1.85
	868,740	868,740	868,740	2.25	970	1.85

As at March 31, 2022, the Company has 3,125,032 Common Share purchase warrants held in escrow (March 31, 2021 - 9,375,094).
The Company recognized share-based payments compensation related to the issuance of Common Share purchase warrants for the year ended March 31, 2022 of $40 (March 31, 2021 - $4,242) .
d)Stock options
On November 5, 2020, Cybin adopted a new equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 16, 2021, the board of directors and the shareholders approved an amendment to the equity incentive plan to modify certain provisions for awards granted to residents of the United States, to increase the fixed number of Incentive Stock Options (as defined in the plan) and certain other housekeeping amendments.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The changes in options for the two years ended March 31, 2022 are as follows:

	Number of Options	Weighted average exercise price
		$
As at March 31, 2020	1,702,338	0.30
Granted	21,927,500	1.02
Exercised	(492,386)	0.37
Forfeited	(1,105,000)	0.37
As at March 31, 2021	22,032,452	1.01
Granted	9,144,600	2.42
Exercised	(1,588,300)	0.83
Forfeited	(683,750)	1.55
Cancelled	(20,000)	2.78
Outstanding as at March 31, 2022	28,885,002	1.45
Exercisable as at March 31, 2022	19,408,182	1.29
During the year ended March 31, 2021, the Company completed the following option issuances:
On June 15, 2020, the Company granted options to purchase up to 2,600,000 Common Shares to executive officers with an exercise price of $0.25. The options will expire on June 15, 2025.
On July 22, 2020, the Company granted options to purchase up to 500,000 Common Shares to executive officers with an exercise price of $0.64 per share. The options will expire on July 22, 2025.
On October 12, 2020, the Company granted options to purchase up to 3,000,000 Common Shares to executive officers with an exercise price of $0.75 per share, vesting over a 24-month period. The options will expire on October 12, 2025.

On November 4, 2020, the Company granted 6,200,000 options to purchase up to: 4,500,000 Common Shares to executive officers, 250,000 Common Shares to employees, and 1,450,000 Common Shares to advisors, with an exercise price of $0.75 per Common Share and vesting over a 24-month period. The options will expire on November 4, 2025.

On November 5, 2020, the Company completed a Common Share consolidation on the basis of 6.6672 old Common Shares into one new Common Share. After completion of the consolidation, there were 202,338 options to purchase Common Shares outstanding, with an exercise price of $0.6672 per Common Share, with such options being fully vested and having an expiration date of December 11, 2022.

On November 13, 2020, the Company granted options to purchase up to 500,000 Common Shares to executive officers with an exercise price of $0.88 per Common Share and vesting over a 24-month period. The options will expire on November 13, 2025.

On November 27, 2020, the Company granted options to purchase up to 200,000 Common Shares to a consultant of the Company with an exercise price of $0.91 per Common Share, and vesting on April 27, 2021. The options will expire on November 27, 2022.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

On December 11, 2020, the Company granted options to purchase up to 700,000 Common Shares to consultants of the Company with an exercise price of $1.48 per Common Share, and vesting over a 24-month period. The options will expire on December 11, 2025.

On December 14, 2020, the Company granted options to purchase up to 2,244,100 Common Shares to executive officers and consultants of the Company with an exercise price of $1.74 per Common Share, and vesting over a 24-month period. The options will expire on December 14, 2025 (see note 4).

On December 16, 2020, options to purchase up to 200,000 Common Shares expired unexercised as a result of the termination of a consultant of the Company.

On December 28, 2020, the Company granted options to purchase up to 760,000 Common Shares to directors and executive officers with an exercise price of $1.89 per Common Share, and vesting over a 24-month period. The options will expire on December 28, 2025.

On January 2, 2021, the Company granted options to purchase up to 225,000 Common Shares to an employee with an exercise price of $1.89 per Common Share, and vesting over a 24-month period. The options will expire on January 2, 2026.

On February 15, 2021, the Company granted options to purchase up to 170,000 Common Shares to consultants with an exercise price of $2.03 per Common Share, and vesting over a 24-month period. The options will expire on February 15, 2026.

On February 16, 2021, the Company granted options to purchase up to 150,000 Common Shares to a consultant with an exercise price of $2.03 per Common Share, and vesting over a 24-month period. The options will expire on February 16, 2026.

On March 10, 2021, the Company granted options to purchase up to 1,900,900 Common Shares to certain executive officers, employees, and consultants, with an exercise price of $1.39 per Common Share and vesting over a 24-month period. The options will expire on March 10, 2026.

On March 15, 2021, the Company granted options to purchase up to 300,000 Common Shares to a consultant with an exercise price of 1.55 per Common Share, and vesting over a 24-month period. The options will expire on March 15, 2026.

On March 28, 2021, the Company granted options to purchase up to: 225,000 Common Shares to an executive officer, 275,000 Common Shares to employees, and 1,575,000 Common Shares to consultants, with an exercise price of $1.36 per Common Share and vesting over a 24-month period. The options will expire on March 28, 2026.

On March 29, 2021, the Company granted options to purchase up to 37,500 Common Shares to a consultant with an exercise price of $1.32 per Common Share, vesting over a 24-month period expiring March 29, 2026.
On March 31, 2021, the Company granted options to purchase up to 20,000 Common Shares to certain employees with an exercise price of 1.74 per Common Share, and vesting over 24-month period and 345,000 Common Shares with an exercise price of $1.35 per Common Share to certain employees, vesting over a 24-month period. The options will expire on December 25, 2025 and March 31, 2026, respectively.

From April 1, 2020 to March 31, 2021, employees and consultants exercised 492,386 options for gross proceeds of $183 paid to the Company.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

During the year ended March 31, 2022, the Company completed the following option issuances:

On June 28, 2021, the Company granted options to purchase up to: 1,975,000 Common Shares to executive officers, 1,090,000 Common Shares to employees, and 194,000 Common Shares to consultants, with an exercise price of $2.90 per Common Share and vesting over two years. On the same date, the Company granted options to purchase 550,000 Common Shares to consultants with an exercise price of $2.90 per Common Share and vesting over one year. In addition, the Company granted options to purchase up to 25,000 Common Shares to a consultant that vested immediately with an exercise price of $2.90 per Common Share. The options will expire on June 28, 2026. The aggregate estimated grant date fair value was determined to be $7,994, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.98%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.90
Exercise price	$2.90

On August 16, 2021, the Company granted options to purchase up to: 165,000 Common Shares to employees, and 50,000 Common Shares to consultants, with an exercise price of $2.48 per Common Share, and vesting over two years. The options will expire on August 16, 2026. The estimated grant date fair value was determined to be $383, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.81%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.48
Exercise price	$2.48

On August 18, 2021, the Company granted options to purchase up to 300,000 Common Shares to an executive officer with an exercise price of $2.48 per Common Share and vesting over two years. The options will expire on August 18, 2026. The estimated grant date fair value was determined to be $519, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.82%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.42
Exercise price	$2.48

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

On September 27, 2021, the Company granted options to purchase up to 585,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over two years. The options will expire on September 27, 2026. The estimated grant date fair value was determined to be $1,186, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.06%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.87
Exercise price	$3.15

On September 27, 2021, the Company granted options to purchase up to 195,000 Common Shares to a director with an exercise price of $2.87 per Common Share and vesting over two years. The options will expire on September 27, 2026. The estimated grant date fair value was determined to be $403, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.06%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.87
Exercise price	$2.87

On September 30, 2021, the Company granted options to purchase up to 450,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over two years. The options will expire on September 30, 2026. The estimated grant date fair value was determined to be $878, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.11%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$3.15

On September 30, 2021, the Company granted options to purchase up to 40,000 Common Shares to a consultant with an exercise price of $2.78 per Common Share and vesting over one year. The options will expire on June 30, 2023. The estimated grant date fair value was determined to be $48, calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Risk-free interest rate	0.53%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	1.75
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$2.78

On September 30, 2021, the Company granted options to purchase up to 700,000 Common Shares to consultants with an exercise price of $2.78 per Common Share and vesting over one year. The options will expire on December 31, 2022. The estimated grant date fair value was determined to be $715, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.41%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	1.25
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$2.78

On December 31, 2021, the Company granted options to purchase up to 40,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over two years. The options will expire on December 31, 2026. The estimated grant date fair value was determined to be $36, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.25%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.50
Exercise price	$3.15

On December 31, 2021, the Company granted options to purchase up to 1,250,000 Common Shares to consultants with an exercise price of $1.50 per Common Share and vesting over two years. The options will expire on December 31, 2026. The estimated grant date fair value was determined to be $1,352, calculated using the Black-Company option pricing model with the following assumptions:

Risk-free interest rate	1.25%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.50
Exercise price	$1.50

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

On March 4, 2022, the Company granted options to purchase up to: 1,035,600 Common Shares to executive officers and 40,000 Common Shares to consultants, with an exercise price of $1.13 per Common Share and vesting over two years. The options will expire on March 4, 2027. The estimated grant date fair value was determined to be $878, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.46%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.13
Exercise price	$1.13
On March 4, 2022, the Company granted options to purchase up to 60,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over two years. The options will expire on March 4, 2027. The estimated grant date fair value was determined to be $38, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.46%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.13
Exercise price	$3.15
On March 8, 2022, the Company granted options to purchase up to 400,000 Common Shares to a consultant with an exercise price of $1.02 per Common Share and vesting over two months. The options will expire on March 8, 2027. The estimated grant date fair value was determined to be $295, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.61%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.02
Exercise price	$1.02
During the year ended March 31, 2022, the Company amended the vesting and expiry dates of certain options with former employees of the Company, resulting in a modification of terms. As a result of the modifications, the Company calculated the incremental fair value using the Black-Scholes option pricing model. The fair value of the options after modification was determined to be less than the fair value prior to modification and therefore the original fair value of the grant was used and is being recognized over the new vesting schedule.
The Company accelerated the vesting schedule of 1,031,250 options issued to certain consultants to a date during the year ended March 31, 2022. As a result, an additional share-based payment compensation expense of $168 was recorded in the consolidated statement of loss and other comprehensive loss.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

During the year ended March 31, 2022, 1,588,300 options (March 31, 2021 - $492,386) were exercised by various holders for aggregate proceeds to the Company of $1,342 (March 31, 2021 - $182).
The following summarizes information about stock options outstanding on March 31, 2022:

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
Expiry date	$			Years	$000’s
May 10, 2022	2.90	13,500	13,500	0.11	28
June 29, 2022	2.90	37,500	37,500	0.25	78
August 12, 2022	2.90	6,250	6,250	0.37	13
November 27, 2022	0.91	200,000	200,000	0.66	91
December 11, 2022	0.67	59,952	59,952	0.70	23
December 31, 2022	2.78	700,000	700,000	0.75	715
June 30, 2023	2.78	20,000	20,000	1.25	24
June 15, 2025	0.25	2,350,000	2,350,000	3.21	420
October 12, 2025	0.75	3,000,000	2,250,000	3.54	1,557
November 4, 2025	0.75	6,000,000	4,562,500	3.60	3,110
November 13, 2025	0.88	500,000	375,000	3.62	303
December 11, 2025	1.48	700,000	625,000	3.70	721
December 14, 2025	1.74	2,264,100	1,695,572	3.71	2,668
December 28, 2025	1.89	760,000	570,000	3.75	969
January 2, 2026	1.89	225,000	140,625	3.76	286
February 15, 2026	2.03	170,000	96,875	3.88	213
February 16, 2026	2.03	150,000	93,750	3.88	194
March 10, 2026	1.39	1,272,600	1,071,633	3.95	1,210
March 15, 2026	1.55	300,000	187,500	3.96	318
March 28, 2026	1.36	1,575,000	1,340,625	3.99	1,463
March 29, 2026	1.32	37,500	37,500	4.00	36
March 31, 2026	1.35	345,000	165,625	4.00	270
June 28, 2026	2.90	3,648,000	1,714,875	4.25	6,224
August 16, 2026	2.48	215,000	80,625	4.38	260
August 18, 2026	2.48	300,000	112,500	4.39	352
September 27, 2026	3.15	565,000	141,250	4.50	637
September 27, 2026	2.87	195,000	73,125	4.50	262
September 30, 2026	3.15	450,000	112,500	4.50	486
December 31, 2026	3.15	40,000	10,000	4.76	16
December 31, 2026	1.50	1,250,000	87,500	4.76	329
March 4, 2027	1.13	1,075,600	268,900	4.93	287
March 4, 2027	3.15	60,000	7,500	4.93	8
March 8, 2027	1.02	400,000	200,000	4.94	212
		28,885,002	19,408,182	3.58	23,783

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The Company recognized share-based payments expense related to the issuance of stock options for the year ended March 31, 2022 of $17,990 (March 31, 2021 - $7,312).
As at March 31, 2022, the Company has 2,981,250 options held in escrow (March 31, 2021 - 8,475,000).
The outstanding options and warrants disclosed above were anti-dilutive for the two years ended March 31, 2022 and did not impact the calculation of the loss per share.
11.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.
At March 31, 2022, accounts payable and accrued liabilities include accrued executive bonuses of $1,036 payable on future achievements of the Company.
The remuneration of key management personnel for the years ended March 31, 2021 and 2022 are as follows:

	Year ended March 31,
	2022	2021
	$000’s	$000’s
Payroll, consulting and benefits(1)	6,569	4,001
Share-based compensation
Options	8,813	4,786
Warrants	109	2,665
Total	15,491	11,452
(1) For the year ended March 31, 2022, includes $4,596 presented in the statement of loss and comprehensive loss as a part of “General and administrative costs” and $1,973 presented in the statement of loss and comprehensive loss as a part of “Research”.
12.    GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended March 31,
	2022	2021
	$000’s	$000’s
Payroll, consulting and benefits	7,468	4,867
Capital market	7,277	2,118
Office and administration	3,999	936
Professional and consulting fees	3,275	3,070
Business development	2,223	907
Investor relations	1,981	1,271
Marketing media	1,466	649
Listing fees	533	2,052
Total	28,222	15,870

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

13.    CONTRACTS AND COMMITMENTS
As at March 31, 2022, the Company had also entered into agreements for various studies which may require the Company to spend up to an additional $5,968 (US$4,777). The Company expects to pay this amount within the 18 months ending September 30, 2023, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the preclinical studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition, the Company has entered into agreements with certain consultants which requires the Company to spend $437 in the year ending March 31, 2023.
14.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the year ended March 31, 2022.
The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	March 31, 2022	March 31, 2021
	$000’s	$000’s
Shareholders’ equity comprised of:
Share capital	141,451	100,676
Contributed surplus	525	124
Options reserve	23,783	7,158
Warrants reserve	11,423	11,166
Accumulated other comprehensive income (loss)	(366)	24
Deficit	(100,661)	(33,030)
Total	76,155	86,118
Page 47 of #NUM_PAGES#

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

15.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	March 31, 2022	March 31, 2021
	$000’s	$000’s
Financial assets, measured at fair value:
Cash	53,641	64,026
Investments	242	—
Financial assets, measured at amortized cost:
Accounts receivable	28	—
Financial liabilities, measured at fair value:
Contingent consideration payable	2,646	3,201
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	5,262	2,793
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value Hierarchy of Financial Instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The investments and the contingent liabilities are classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the year ended March 31, 2022.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The following table presents the changes in level 3 financial instruments for the year ended March 31, 2022.

$000’s
Balance as at March 31, 2021	—
Additions	250
Interest income	21
Change in fair value of investments measured at fair value through profit or loss	(29)
Balance as at March 31, 2022	242
The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value as at		Unobservable inputs	Range of inputs	Relationship of unobservable inputs to fair value
	March 31, 2022	March 31, 2021
	000’s	000’s
Rx Hybrid Instrument	242	—	Fair value interest rate of loan and conversion feature	10%	Increase/decrease in the fair value rate by 1% would not have a material effect on the fair value of the investment
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at March 31, 2022, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at March 31, 2022, the Company had cash of $53,641 (March 31, 2021 - $64,026) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $5,262 (March 31, 2021 - $2,793), all amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at March 31, 2022, the Company has determined its exposure to interest rate risk is minimal.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while functional currency of CAD in used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.
The Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s	GBP 000’s	EUR 000’s
Cash	740	485	386
Accounts payable and accrued liabilities	(78)	(29)	—
	662	456	386
Foreign currency rate	1.2496	1.6417	1.3853
Equivalent in Canadian dollars	$827	$749	$535
Impact of 10% change in foreign currency rate	$83	$75	$54
Based on the above net exposures as at March 31, 2022, and assuming that all other variables remain constant, a 10% change of the USD, GBP and EUR, against the CAD would impact net loss by approximately by $212.
16.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.50% are as follows:

	Year ended March 31,
	2022	2021
Net loss and comprehensive loss before income taxes	67,631	32,220

Expected recovery at statutory rate	17,922	8,538
Share-based compensation	(4,778)	(3,099)
Share issuance costs	794	1,324
Difference between Canadian and foreign tax rates	(1,414)	(97)
Non-deductible expenses	(1,242)	(40)
Change in unrecognized deferred tax assets	(11,282)	(6,626)
Income tax recovery	—	—

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The significant components of the Company’s deferred tax assets, resulting from temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statements of financial position, are as follows:

As at	March 31, 2022	March 31, 2021
Non-capital loss carryforwards	16,307	5,660
Share issuance costs	1,526	1,126
Depreciation/CCA differences	227	12
Other	43	23
	18,103	6,821
Valuation allowance	(18,103)	(6,821)
	—	—
These deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company will be able to use these potential benefits.
Non-capital loss balance
As at March 31, 2022, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses expire as follows:

Year of expiry	$
2040	740
2041	19,193
2042	30,112
50,045
As at March 31, 2022, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, that will expire as follows:

Year of expiry	$
2041 - Pre-acquisition loss generated up to December 4, 2020	933
2041 - Loss generated in the period from December 4, 2020 to March 31, 2021	1,241
2042 - Loss generated in the year ended March 31, 2022	6,722
8,896
Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at March 31, 2022, the annual limitation was $136.
Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

As at March 31, 2022, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

Year of expiry	$
2042	9,469
9,469
17.    SUBSEQUENT EVENTS
(a) Adelia Milestones
On April 1, 2022, Former Adelia Shareholders achieved the milestone identified as Year 2 Q2 (iv), as contemplated by the terms of the Adelia Contribution Agreement. Accordingly, 22,428.3 Class B Shares having an aggregate value of $229 were issued to the Former Adelia Shareholders, at a price per share of $10.20. These Class B Shares are exchangeable for a total of 224,283 Common Shares, representing an effective issue price of $1.02 per Common Share. In consideration for the Milestone achieved, an additional amount of $5 is issuable at a price per share to be determined in accordance with the terms of the Contribution Agreement and applicable securities laws.
In addition, Former Adelia Shareholders achieved the milestones identified as identified as Y2, Q2 (i), (vi), Y2, Q3 (ii), Year 2 Q4 (i) and Year 3 Q1 (i), (ii), (iii), as contemplated by the terms of the Adelia Contribution Agreement. Accordingly, Class B Shares having an aggregate value of $2,033 became due to be issued to the Former Adelia Shareholders, at a price per share to be determined in accordance with the terms of the contribution agreement and applicable securities laws.
(b) Exchange of Class B Shares
On May 5, 2022, a Former Adelia Shareholders exchanged 38,023 Class B Shares for 380,230 Common Shares.
(c) Asset Acquisition
On June 7, 2022, the Company entered into an agreement to acquire a Phase 1 N,N-dimethyltryptamine (“DMT”) study (the “Asset Acquisition”) from Entheon Biomedical Corp.(“Entheon”) to accelerate the clinical development path for CYB004, Cybin’s proprietary deuterated DMT molecule for the potential treatment of anxiety disorders. The purchase price of the Asset Acquisition is $1,000, with a deposit payable upfront and the balance due on closing. In addition, the Company may pay up to $480 for consulting services to be provided from Entheon over a period of up to twelve months following the close of the Asset Acquisition. The

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022 and March 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Company expects the Asset Acquisition to close within 30 days, subject to the completion of certain conditions and obtaining all necessary approvals.
(d) Exercised and Expired Securities
During the period from April 1, 2022 to June 20, 2022, holders of warrants exercised securities resulting in the issuance of 1,000,000 Common Shares for gross proceeds of approximately $250.
During the period from April 1, 2022 to June 20, 2022, 13,500 vested options expired and 34,000 unvested options were forfeited.